650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED

BY ORIC PHARMACEUTICALS, INC.: ORIC-001

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

ORIC Pharmaceuticals, Inc.

240 East Grand Avenue, 2nd Floor

South San Francisco, CA 94080

Attention: Jacob M. Chacko, Chief Executive Officer and President

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

March 3, 2020

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Jeffrey Gabor

Ibolya Ignat

Celeste Murphy

Kevin Vaughn

RE:	ORIC Pharmaceuticals, Inc.

Registration Statement on Form S-1

CIK No. 0001796280

Ladies and Gentlemen:

On behalf of our client, ORIC Pharmaceuticals, Inc. (the “Company” or “ORIC”), we submit this letter in response to Comment 9 of the initial comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 8, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally confidentially submitted in draft form to the Commission on December 13, 2019, subsequently confidentially submitted in draft form to the Commission on January 24, 2020 and filed via EDGAR on February 28, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY ORIC PHARMACEUTICALS, INC.

AUSTIN    BEIJING    BOSTON    BRUSSELS     HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Managements discussion and analysis of financial condition and results of operations, Critical accounting policies and significant judgments and estimates, Stock-based compensation, page 97

9. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based on a number of factors, including the progress of the Company’s studies and trials, other developments in the Company’s business, input received from the Company’s “testing the waters meetings,” current market conditions and input received from J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC (the “Lead Underwriters”), including discussions that took place on February 28, 2020 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account any discount for the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of public companies at a similar stage of clinical development as the Company taking into account the number of programs of those companies as compared to the Company and recent market conditions. Prior to February 28, 2020, the Lead Underwriters had not discussed with the Company any specific estimated price range. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

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The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual bona fide price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Equity Grants and Common Stock Valuation

As stated in the Registration Statement, the Company has granted stock-based awards, consisting of stock options, to its employees, directors and other service providers.

The Company measures stock-based awards based on their estimated fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Registration Statement describes the Company’s use of the Black-Scholes-Merton option-pricing model (“Black-Scholes”) for the purpose of calculating the estimated grant date fair value of the stock options. The Company’s board of directors (the “Board”), with input from management, determined the estimated fair value per share of the Company’s common stock to be as follows:

Valuation Date	Estimated Fair Value Per Share of Common Stock	Valuation Method
February 6, 2018	$0.40	Hybrid of OPM/PWERM
August 2, 2019	$1.61	OPM
November 21, 2019	$2.29	PWERM

These estimated fair values per share of common stock were determined after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including the Company’s stage of development and programs, the Company’s cash burn and cash balances, the value of public companies with similar profiles to the Company, the likelihood of achieving a liquidity event, the lack of an active market for the Company’s shares of common stock, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock and the other factors described below. Set forth below in this letter is a discussion of each valuation and equity grant since January 1, 2018, along with a comparison of the estimated fair value of the Company’s common stock to the Midpoint Price.

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The following table sets forth all equity awards made by the Company since January 1, 2018:

Grant date	Type of award	Number of shares	Exercise price of options per share	Estimated fair value of common stock per share on grant date
March 1, 2018	Options	2,184,680	$0.40	$0.40
May 10, 2018	Options	4,094,500	$0.40	$0.40
June 29, 2018	Options	236,700	$0.40	$0.40
September 20, 2018	Options	1,083,500	$0.40	$0.40
December 6, 2018	Options	880,000	$0.40	$0.40
February 4, 2019	Options	638,000	$0.40	$0.40
September 11, 2019	Options	2,418,000	$1.61	$1.61
September 18, 2019	Options	125,000	$1.61	$1.61
October 28, 2019	Options	125,000	$1.61	$1.61
October 31, 2019	Options	35,000	$1.61	$1.61
December 4, 2019	Options	610,000	$2.29	$2.29
December 21, 2019	Options	725,000	$2.29	$2.29

In addition to the equity awards identified above, the Board has approved the grant of an aggregate of 4,880,005 options with an exercise price equal to the IPO price, which grants will be effective as of the effective date of the Registration Statement.

February 6, 2018 Valuation

In preparing the February 6, 2018 valuation, the Company used a hybrid of the option pricing model (“OPM”) and the probability-weighted expected return method (“PWERM”). The hybrid method applied the PWERM in the probability of a liquidation scenario and the OPM in the probability of a stay private / going concern scenario. The resulting estimated fair value of the Company’s common stock was $0.40 per share on a non-marketable basis.

In this valuation, the hybrid method was used to address two probability-weighted scenarios projected for the Company: a liquidation scenario and a stay private / going concern scenario. The liquidation scenario was weighted 75% and the stay private scenario was weighted 25%. The relative probability of each projected scenario was determined based on the fact that ORIC was an early development stage company with the significant risks associated with a pre-clinical drug company.

Under the PWERM portion of the valuation applied to the liquidation scenario, the Company valued its shares of common stock based upon the probability-weighted present value of expected future investment returns, considering various future outcomes available to the Company as well as the rights of each of the share classes. As of February 6, 2018, there was a significant risk of failure given the Company’s early stage of development that would have resulted in a liquidation or downside liquidity event in which the Company’s preferred stock would receive all of its liquidation preference with the Company’s common stock receiving no return.

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The stay private / going concern scenario assumed an equity valuation determined by the OPM which was used to determine the value of each class of the Company’s capital stock and a back-solve method based on the price of the Series C preferred stock tied to its initial issuance price. After the equity value of the Company was determined, it was allocated among the various stock classes. Under the OPM, the rights of the holders of various classes of stock are treated as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity. To calculate the estimated fair market value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and illiquidity discount. For the February 6, 2018 stay private / going concern scenario, the Company used:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated 2.5-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 2.20% based on the yields of 2- and 3-year U.S. Treasury notes as of February 6, 2018;

•	an annual standard deviation of return (usually referred to as volatility) of 1.05 based on an analysis of the historical volatility of guideline companies over a period of up to 2.5 years; and

•	a discount for lack of marketability (“DLOM”) of 30.0% on account of the lack of an active trading market in the Company’s securities.

March 1, 2018, May 10, 2018, June 29, 2018, September 20, 2018, December 6, 2018 and February 4, 2019 grants

At March 1, 2018, May 10, 2018, June 29, 2018, September 20, 2018, December 6, 2018 and February 4, 2019, the Board determined that the estimated fair value of the Company’s common stock was $0.40 per share in consideration of the valuation analysis as of February 6, 2018 and other objective and subjective factors as appropriate, including, without limitation: the early stage of development of the Company and the fact that the Company had only recently initiated its first clinical trial, a Phase 1a trial of its lead product candidate, ORIC-101, in healthy volunteers; the Company had no ongoing trials in combination with other therapies; the Company’s CD73 program was in preclinical development and a lead product candidate for such program had not been identified; the Company had one additional program at the early research stage; the Company underwent a transition on its executive team with the hiring of Dr. Jacob Chacko as the Company’s new Chief Executive Officer in May 2018, Dr. Pratik Multani as the Company’s new Chief Medical Officer in September 2018 and Matt Panuwat as the Company’s new Chief Business Officer in November 2018; uncertainty relating to when the Company’s planned Phase 1b trials of its lead product candidate, ORIC-101, in combination with other therapies

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would commence, if at all; uncertainty regarding the manufacturing process and formulation of the Company’s lead product candidate, ORIC-101, for the planned Phase 1b clinical trials; uncertainty as to the progress, if any, of the Company’s other programs and as to when the Company would submit an investigational new drug application (“IND”) with the U.S. Federal Drug Administration (“FDA”) to seek approval to commence Phase 1 clinical trials for any other program, if at all; uncertainty relating to the results of the Company’s planned future clinical trials; uncertainty regarding the ability and timing of the Company to raise additional funding; uncertainty as to when the Company would initiate or complete a liquidity event, if at all; and increased volatility and poor performance of public healthcare stocks relative to the broader market due to, among other things, recent U.S. political discourse surrounding Medicare, and the U.S. government shutdown and budget sequestration during the end of 2018 and early 2019 and the potential impact such shutdown, and prospect of a future shutdown given the U.S. political environment; and on the Company’s ability to progress its product candidates through regulatory approval with the FDA. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the February 6, 2018 valuation date and March 1, 2018, May 10, 2018, June 29, 2018, September 20, 2018, December 6, 2018 and February 4, 2019 grant dates that were not already reflected in the February 6, 2018 valuation.

August 2, 2019 Valuation

In preparing the August 2, 2019 valuation, the Company determined its enterprise value using the OPM as described in the Registration Statement. Because of the Company’s early stage of development, the completion of a Series D preferred stock financing and other relevant factors, the Company believed that OPM was the appropriate method for valuing the Company’s common stock. The resulting estimated fair value of the Company’s common stock was $1.61 per share on a non-marketable basis. The key drivers in the increased price included the following:

•

The closings of the Company’s oversubscribed Series D preferred stock financing in June and July 2019 at a price per share of $3.30. The Series D preferred stock financing was led by new investors, with the Company’s primary existing investors also participating in the financing.

•	Finalization of manufacturing process and formulation of ORIC-101 for the Phase 1b clinical trials.

•

In the second quarter of 2019, the Company had initiated the Company’s first Phase 1b clinical trial of ORIC-101 in combination with nab-paclitaxel in patients with advanced or metastatic solid tumors.

•	The Company added a new target to its research pipeline.

•	The then-current trends in the biotech IPO market.

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The OPM allocates a company’s equity value among the various capital classes. In determining its equity value, the Company used a back-solve method based on the price of the Series D preferred stock tied to its initial issuance price. After the equity value of the Company was determined, it was allocated among the various share classes. Under OPM, the rights of the holders of various classes of shares are treated as call options on any value of the Company above a series of breakpoints. For the Company, these breakpoints were set after examining the liquidation preferences and conversion behaviors of the different classes of equity. To calculate the estimated fair market value of the Company’s common stock, the Company estimated a series of variables, including the equity value of the Company, time to liquidity event, risk-free rate, volatility and illiquidity discount. For the August 2, 2019 valuation, the Company used:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated 1-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 2.0% based on the yields of 1-year U.S. Treasury notes as of August 2, 2019;

•	an annual standard deviation of return (usually referred to as volatility) of 1.15 based on an analysis of the historical volatility of guideline companies over a period of up to 1 year; and

•	a DLOM of 28.0% on account of the lack of an active trading market in the Company’s securities.

September 11, 2019, September 18, 2019, October 28, 2019 and October 31, 2019 grants

At September 11, 2019, September 18, 2019, October 28, 2019 and October 31, 2019, the Board determined that the estimated fair value of the Company’s common stock was $1.61 per share in consideration of the valuation analysis as of August 2, 2019 and other objective and subjective factors as appropriate, including, without limitation: uncertainty relating to the outcome of the Company’s recently initiated Phase 1b trial of ORIC-101 in combination with nab-paclitaxel, especially in light of the fact that during the first cycle of treatment, two patients experienced dose-limiting toxicities (“DLT”) which resulted in the Company submitting to the FDA an amended trial protocol to restart the dose escalation at lower doses of ORIC-101 in combination with nab-paclitaxel; the continued transition of the Company’s executive team with the hiring of Dominic Piscitelli as the Company’s new Chief Financial Officer in September 2019; uncertainty relating to when the Company’s planned future Phase 1b clinical trials of ORIC-101 in combination with other therapies would commence, if at all; uncertainty as to the progress, if any, of the Company’s other programs, including the Company’s CD73 program, and uncertainty as to when the Company would submit an IND with the FDA to seek approval to commence Phase 1 clinical trials for any such other programs, if at all; uncertainty relating to the results of the Company’s ongoing and planned clinical trials; and volatility in the stock markets, and in the public biotechnology and healthcare sectors in particular. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the August 2, 2019 valuation date and September 11, 2019, September 18, 2019, October 28, 2019 and October 31, 2019 grant dates that were not already reflected in the August 2, 2019 valuation.

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November 21, 2019 Valuation

In preparing the November 21, 2019 valuation, the Company determined its enterprise value using PWERM given the characteristics of the Company and its intention to achieve an IPO in the near future. PWERM was utilized to value the various equity classes of the Company based on the weighted likelihood of three discrete scenarios: staying private, a sale of the Company and an IPO. The resulting estimated equity value of the Company’s common stock was $2.29 per share on a non-marketable basis. The key drivers in the price increase included the following:

•	The Company’s initiation of the first clinical site conducting a second Phase 1b clinical trial of ORIC-101 in combination with enzalutamide.

•	The Company’s establishment of a collaboration with Astellas to provide enzalutamide at no cost to the Company for the study noted above.

•

In the combination trial of ORIC-101 with nab-paclitaxel, the Company observed preliminary anti-tumor activity in a patient whose endometrial tumor diminished in size by 33% after treatment with the combination regimen.

•

The Company’s initiation of the confidential process for an IPO, including conducting an organizational meeting with the underwriters in November 2019, and the planned submission of a confidential draft registration statement on Form S-1 to the Commission in mid-December 2019.

•	Selection of ORIC-533 as the development candidate in the Company’s CD73 program.

For the stay private scenario, in the absence of the Company’s ability to provide a long-term forecast extending to profitability, the Company’s fair value of equity as of August 2, 2019, which was linked to the selling price of the Company’s Series D preferred stock, was indexed to November 21, 2019 based on the cost of equity. The estimated equity value of the Company was then allocated to the various classes using the OPM. For the November 21, 2019 stay private scenario, the Company used:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated 2-year time period to reach a liquidity event;

•	a risk-free Federal Reserve interest rate of 1.6% based on the yields of 1-year U.S. Treasury notes as of November 21, 2019; and

•	an annual standard deviation of return (usually referred to as volatility) of 1.2 based on an analysis of the historical volatility of guideline companies over a period of up to 1 year.

For the IPO scenario, the Company’s valuation was determined utilizing a guideline public company method analyzing comparable transactions of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective IPO was determined based on the median cash-free invested capital from observed public company comparables as of November 21, 2019. Upon a determination of the estimated fair value of the

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equity of the Company, the portion of equity attributable to the various classes was allocated. This value indication represented the value per share at the expected future date of an IPO, which was then discounted to present value based on estimated time to IPO and the appropriate discount rate. The key assumptions used in this methodology included the following:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated IPO date of March 31, 2020; and

•	a discount rate of 19.6%.

For the sale scenario, the Company’s valuation was determined utilizing a guideline transaction method analyzing comparable transactions of similar companies based on factors such as SIC code, development stage, business model and industry focus. Under this method, a valuation as of the date of a prospective sale was determined based on the median cash-free invested capital in the guideline transactions. After the equity value of the Company was determined, it was allocated among the various share classes. The portion of equity attributable to the various classes was allocated based on the occurrence of a liquidation associated with a sale. This value indication represented the value per share at the expected future date of a sale which was then discounted to present value based on estimated time to a sale and the appropriate discount rate. The key assumptions used in this methodology included the following:

•	an estimated equity value of approximately $[*] on a marketable basis;

•	an estimated sale date of March 31, 2020; and

•	a discount rate of 19.6%.

For the November 21, 2019 valuation, the stay private scenario was assigned a weight of 55.0%, the IPO scenario was assigned a weight of 40.0% and the sale scenario was assigned a weight of 5.0%. The November 21, 2019 valuation applied a DLOM of 31.0% in the stay private scenario, 18.0% in the IPO scenario and 18.0% in the sale scenario.

December 4, 2019 and December 21, 2019 grants

At December 4, 2019 and December 21, 2019, the Board determined that the estimated fair value of the Company’s common stock was $2.29 per share in consideration of the valuation analysis as of November 21, 2019, and other objective and subjective factors as appropriate, including increased volatility in the stock markets, and in the public biotechnology and healthcare sectors in particular. As part of this determination, the Board concluded that no significant internal or external value-affecting events had taken place between the November 21, 2019 valuation date and December 4, 2019 and December 21, 2019 grant dates that were not already reflected in the November 21, 2019 valuation.

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The Company has not granted any other equity awards since December 21, 2019 other than the aforementioned 4,880,005 options with an exercise price that will be equal to the IPO price, which option grants will be effective as of the effective date of the Registration Statement.

Comparison of the December 2019 Grant Price and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of estimated fair value but was determined primarily by discussions between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the current step-ups from the last private rounds and typical valuation ranges seen in recent initial public offerings for clinical-stage biotechnology companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biotechnology companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company notes that the difference between the December 2019 grant price and the Midpoint Price is primarily attributable to the following Company-specific factors and valuation methodology-specific factors:

Company-Specific Factors

•

In its first Phase 1b clinical trial, a combination study of its lead product candidate, ORIC-101, with nab-paclitaxel, the Company successfully completed the dosing and DLT evaluation periods for two patient cohorts without any DLT events.

•

In the same combination trial of ORIC-101 with nab-paclitaxel, biomarker data demonstrated that the endometrial tumor that had previously diminished in size overexpressed the glucocorticoid receptor (GR) and that the level of GR positivity declined after the initiation of the combination regimen. This evidence helped confirm that the initial anti-tumor activity could be at least partially attributable to ORIC-101.

•

In its second Phase 1b clinical trial, a combination study of ORIC-101 with enzalutamide, the Company dosed its first patient and cleared the DLT evaluation period for that patient without any DLT events. The Company also identified two additional patients who are scheduled to start treatment in March 2020, completing enrollment of the first dosing cohort in this study.

•	The Company’s second product candidate, ORIC-533, achieved single agent anti-tumor activity with oral dosing in preclinical animal studies.

•	The Company initiated project teams to advance three additional discovery research projects to expand its pipeline.

•

Favorable feedback from potential investors following the “testing the waters” meetings that occurred in January and February 2020, which suggested that there was investor interest in the Company at a step-up in valuation. This feedback gave the Company confidence that the market would be receptive to the Company’s IPO, despite the Company’s early stage, minimal clinical trials to date and current status of the Company’s product candidates.

•

The valuations of comparable companies that completed or launched initial public offerings in the first quarter of 2020 as well as such companies’ performance following their initial public offerings, which valuations reflected increases from the last private rounds of equity financing prior to such initial public offerings, i.e. reflecting step-up multiples in the initial public offering.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity, increase visibility with acquirors, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize the Company’s product candidates.

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Valuation Methodology-Specific Factors

•

The methodology for determining the November 21, 2019 valuation price that supported the December 2019 grant price incorporated IPO and non-IPO scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock.

•

The valuation report prepared by the Company’s third-party valuation specialist in determining the November 21, 2019 valuation price that supported the December 2019 grant price utilized a quantitative methodology to determine the estimated fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation report, including those summarized above, are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Audit and Accounting Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company or are not quantifiable in the Company’s valuation models as a private company or are not objectively determinable by the Company.

•

The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the December 2019 grant price represents a contemporaneous estimate of the fair value of shares that were then illiquid and might never become liquid, and were subject to a DLOM as indicated above.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the exercise price at which it most recently granted stock options (i.e., the December 2019 grant price), the latest valuation (i.e., the November 21, 2019 valuation price) and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

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If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 493-9300 or jknapp@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Jennifer Knapp Jennifer Knapp

cc:	Jacob M. Chacko, ORIC Pharmaceuticals, Inc.

Dominic Piscitelli, ORIC Pharmaceuticals, Inc.

Charles S. Kim, Cooley LLP

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

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